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[Citigroup Logo]


December 10, 2004


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:   Great Wolf Resorts, Inc.
      Common Stock
      File No. 333-118148, Form S-1

Dear Sirs:

In connection with the proposed offering of the above-captioned Securities, we wish to advise you that we hereby join with the Registrant's request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on December 14, 2004 at 1:00 p.m. or as soon as practicable thereafter.

Supplemental information supplied under Rule 418(a)(7) under the Securities Act of 1933:

(i)   Date of Preliminary Prospectus: November 26, 2004
(ii)  Approximate Dates of distribution: November 26, 2004 - December 9, 2004
(iii) Number of prospective underwriters: 6
(iv)  Number of prospectuses distributed under (iii) above: approximately 25,800
(v)   Compliance with Rule 15c2-8 under the Securities Exchange Act of 1934:
      Included in Master Agreement Among Underwriters of Salomon Smith Barney Inc. (now known as Citigroup Global Markets Inc.).


Very truly yours,

Citigroup Global Markets Inc.

/s/ John C. Cocchiarella

John C. Cocchiarella
Vice President and Associate General Counsel





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